Popular Securities LLC

(a wholly-owned subsidiary of Popular, Inc.)
Statement of Financial Condition
December 31, 2022



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of Popular Securities LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Popular Securities LLC (the "Company") as of December 31, 2022, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Juan, Puerto Rico
March 24, 2023

We have served as the Company's auditor since 1995.

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. LLP-216 Expires Dec. 1, 2025
Stamp E498001 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Statement of Financial Condition
December 31, 2022

(dollars in thousands)

Assets

Cash	$	2,014
Financial instruments owned, at fair value		23,368
Receivables from broker-dealers		10,233
Accrued interest receivable		44
Receivables from affiliates		493
Fixed assets, net of accumulated depreciation of $3,927		229
Other assets		733
Total assets	$	37,114

Liabilities and Member's Equity

Payables to broker-dealers	9,461
Accounts payable to affiliates	261
Accrued employee compensation and benefits	3,537
Deferred compensation	2,119
Reserve for legal contingencies	3,215
Other liabilities	1,010
Total liabilities	19,603

Contingencies (Note 10)

Member's equity		17,511
Total liabilities and member's equity	$	37,114

The accompanying notes are an integral part of these financial statements.

Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Notes to the Statement of Financial Condition
December 31, 2022

1. **Nature of Business and Summary of Significant Accounting Policies**

   Popular Securities LLC (the "Company") is engaged in financial advisory services, brokerage, and investment banking, and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates principally in the Commonwealth of Puerto Rico and is a wholly-owned subsidiary of Popular, Inc. ("Parent Company").

   The Company is a registered broker-dealer pursuant to section 15(b) of the Securities Exchange Act of 1934. The Company is exempt from the provisions of Rule 15c3-3 (the "Rule") under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully disclosed basis with National Financial Services, LLC ("NFS"), its clearing broker, and the Company promptly transmits all customer funds and securities to NFS. NFS carries all of the accounts of such customers and maintains and preserves books and records related to these accounts. The Company's other business activities are limited to non-covered brokerage activity that are not subject to SEA Rule 15c3-3, including (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

   In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a registered broker-dealer and as an eligible similar institution under Regulation 5105.

   The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). Following is a description of the significant accounting policies followed by the Company:

   Use of Estimates
   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are adequate. Actual results could differ from those estimates. Estimates are used for, but not limited to, loss contingencies and financial instruments owned at fair value.

   Income Recognition

   Revenue from Contracts with Customers

   Revenue from contracts with customers includes investment advisory services, commission income, and fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Notes to the Statement of Financial Condition
December 31, 2022

Investment advisory fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Commissions

Brokerage commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution fees

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Investment Banking

Underwriting fees

The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues

Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Notes to the Statement of Financial Condition
December 31, 2022

(dollars in thousands)

are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

M&A advisory fees

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Other Revenues

Principal transactions, net

Principal transactions, net are the trading gains and losses which are composed of both realized and unrealized gains and losses. These are recorded as the difference between the acquisition cost and the selling price or fair value. For presentation in the financial statements, these are reported net, on a trade date basis.

Interest and Dividend Income and Interest Expense

Interest income is earned by the Company on its trading portfolio. Interest expense arises from interest on cash borrowings to finance payment for securities purchased, and interest to subordinated lenders. Dividend income is derived from the investment in investment companies, and is recorded at ex-dividend date.

Other Revenues

Other revenues include fees charged on debit balances in customer margin accounts carried by NFS.

Receivables from and Payables to Broker-Dealers

At December 31, 2022, receivables and payables to broker dealers consist of the following:

Receivables		
Unsettled transactions	$	9,461
Clearing broker		772
	$	10,233
Payables		
Unsettled transactions	$	9,461
	$	9,461

Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Notes to the Statement of Financial Condition
December 31, 2022

(dollars in thousands)

Receivables relating to revenue from contracts with customers was $342 at January 1, 2022, and $677 at December 31, 2022, and is included in receivables from clearing broker, as such clearing broker acts as the Company's collection agent.

The Company's receivables from broker-dealers include amounts receivable from unsettled trades, including, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. Because these are settled daily, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Cash

Cash includes cash on hand and in banks.

Fixed Assets

Fixed assets are composed of furniture, equipment, and leasehold improvements. Furniture and equipment are initially recorded at cost and depreciated using the straight-line method over the estimated useful life of the related assets (between 3 and 10 years). Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

At December 31, 2022, fixed assets, net consist of the following:

	Useful life in years	Cost
Leasehold improvements	10	$ 2,117
Furniture and fixtures	5	1,669
Electronic equipment	3	307
Vehicles	5	63
		$ 4,156
Less - accumulated depreciation and amortization		(3,927)
		$ 229

Other Assets

Included in Other Assets are $431 in Prepaid expenses, $205 in Other Receivables, $63 in Receivables from employees, and $33 in Lease Right of Use Asset.

Allowance for Doubtful accounts

The Company provides an allowance for doubtful accounts based on the expected credit losses on unsecured counterparty balances receivable. The Company's estimate is primarily based on a review of the current status of specified accounts receivable. Provisions made to this allowance are charged to operations and included in other expenses in the Statement of Operations. There was no allowance for doubtful accounts as of December 31, 2022.

Income Taxes

Effective January 1, 2014, the Company changed its organization charter from Corporation to Limited Liability Corporation (LLC). Upon this change, the Company made an election under the Puerto Rico

Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Notes to the Statement of Financial Condition
December 31, 2022

(dollars in thousands)

Tax Code to be treated as a partnership. As a result of this election, the Company's tax attributes flow through to its Parent Company. Therefore, no current or deferred taxes are reported in the Company's financial statements.

Since the Company is a tax conduit entity, no provision for income tax is presented in its standalone financial statements, and its related income tax accounts were derecognized as of the effective date of the election.

The Company has no open uncertain tax positions as of December 31, 2022.

2. New Accounting Pronouncements

The Company assesses the adoption impact of recently issued accounting standards by the Financial Accounting Standards Board on the Company's financial statements as well as material updates to previous assessments, if any. There were no new accounting standards issued and not yet adopted that could have a material impact in the Company's financial position, operating results or financial statement disclosures.

3. Liquidity and Capital

Management continuously monitors its liquidity and capital balance, and annually evaluates whether there is substantial doubt on the entity's ability to continue as a going concern.

For the December 31, 2022 evaluation, management has considered that the Company has incurred a net loss and had negative cash flows from operations for the years ended from December 31, 2013 to December 31, 2022.

The Company will continue as a going concern as its liquid assets are enough to cover current liabilities for the year after the financial statements are issued, and regulatory capital is well above the minimum requirement. The Parent Company has provided capital contributions as necessary to the Company to maintain an adequate net capital position. During 2022, the Company received a capital contribution of $10,000 from the Parent Company. The Company also has available a subordinated loan agreement with the Parent Company (See Note 6).

4. Financial Instruments Owned and Fair Value Measurements

ASC Subtopic 820-10 "Fair Value Measurements and Disclosures" establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels in order to increase consistency and comparability in fair value measurements and disclosures. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

- *Level 1-* Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Valuation on these instruments

Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Notes to the Statement of Financial Condition
December 31, 2022

(dollars in thousands)

does not require a significant degree of judgment since valuations are based on quoted prices that are readily available in an active market.

- *Level 2*- Quoted prices other than those included in Level 1 that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or that can be corroborated by observable market data for substantially the full term of the financial instrument.

- *Level 3*- Inputs are unobservable and significant to the fair value measurement. Unobservable inputs reflect the Company's own assumptions about assumptions that market participants would use in pricing the asset or liability.

The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Fair value is based upon quoted market prices when available. If listed price or quotes are not available, the Company employs internally-developed models that primarily use market-based inputs including yield curves, interest rates, volatilities, and credit curves, among others. Valuation adjustments are limited to those necessary to ensure that the financial instrument's fair value is adequately representative of the price that would be received or paid in the marketplace. These adjustments include amounts that reflect counterparty credit quality, the Company's credit standing, constraints on liquidity, and unobservable parameters that are applied consistently.

The estimated fair value may be subjective in nature and may involve uncertainties and matters of significant judgment for certain financial instruments. Changes in the underlying assumptions used in calculating fair value could significantly affect the results. In addition, the fair value estimates are based on outstanding balances without attempting to estimate the value of anticipated future business. Therefore, the estimated fair value may materially differ from the value that could actually be realized on a sale.

Following is a description of the Company's valuation methodologies used for assets measured at fair value, by asset type:

- **Obligations of Puerto Rico, States and political subdivisions:** Obligations of Puerto Rico, States and political subdivisions include municipal bonds. The bonds are classified and the like characteristics divided into specific sectors. Market inputs used in the evaluation process include all or some of the following: trades, bid price or spread, two sided markets, quotes, benchmark curves including but not limited to Treasury benchmarks, London Interbank Offered Rate ("LIBOR") and swap curves, market data feeds such as Municipal Securities Rulemaking Board ("MSRB"), discount and capital rates, and trustee reports. The municipal bonds are classified as Level 2.

- **Mortgage and other asset-backed securities:** Certain agency mortgage and other asset-backed securities ("MBS") are priced based on a bond's theoretical value from similar bonds defined by credit quality and market sector. Their fair value incorporates an option adjusted spread. The agency MBS are classified as Level 2. Other agency MBS such as certain GNMA Puerto Rico Serials are priced using an internally-prepared pricing matrix with quoted prices from local broker dealers. These particular MBS are classified as Level 3.

- **US Treasury securities:** The fair value of U.S. Treasury notes is based on yields that are interpolated from the constant maturity treasury curve. These securities are classified as

Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Notes to the Statement of Financial Condition
December 31, 2022

(dollars in thousands)

Level 2. U.S. There were no U.S. Treasury notes held by the Company as of December 31, 2022. Treasury bills are classified as Level 1 given the high volume of trades and pricing based on those trades.

- **Collateralized mortgage obligations:** Agency and private collateralized mortgage obligations ("CMOs") are priced based on a bond's theoretical value from similar bonds defined by credit quality and market sector and for which fair value incorporates an option adjusted spread. The option adjusted spread model includes prepayment and volatility assumptions, ratings (whole loans collateral) and spread adjustments. These investment securities are classified as Level 2. Private label CMOs that are priced using significant unobservable inputs are classified as Level 3.

- **Residual interest certificate:** The fair value of the residual interest certificate is priced internally using a model which includes prepayment speed and expected yield assumptions that are unobservable. This instrument is classified as Level 3.

- **Equity securities:** Quoted prices for Puerto Rico tax-exempt mutual funds are obtained from unrelated broker dealers. Given that the quoted prices are for similar instruments or do not trade in highly liquid markets, these securities are classified as Level 2. The important variables in determining the prices of Puerto Rico tax-exempt mutual fund shares are net asset value, dividend yield and type of assets in the fund. All funds trade based on a relevant dividend yield taking into consideration the aforementioned variables. In addition, demand and supply also affect the price. Closed-end funds are traded on the secondary market at the shares' market value. Open-ended funds are considered to be liquid, as investors can sell their shares to the funds on any day the New York Stock Exchange ("NYSE") is open at its net asset value per share ("NAV"). Accordingly, open-ended funds are priced at NAV.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis:

ASSETS	Fair value measurements on a recurring basis as of December 31, 2022			
	Level 1	Level 2	Level 3	Total
Collateralized mortgage obligations	$ -	$ 47	$ 113	$ 160
US Treasury securities	13,069	-	-	13,069
Puerto Rico, States and political subdivisions	-	64	-	64
Mortgage and other asset-backed securities	-	5,377	215	5,592
Residual interest certificate	-	-	207	207
Equity securities	-	4,276	-	4,276
Financial instruments owned, at fair value	$ 13,069	$ 9,764	$ 535	$ 23,368

Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Notes to the Statement of Financial Condition
December 31, 2022

(dollars in thousands)

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2022:

	For the year ended December 31, 2022			
	Residual interest certificate	Mortgage and other asset-backed securities	Collateralized mortgage obligations	Total
Balance at December 31, 2021	$ 280	$ -	$ 198	$ 478
Realized and Unrealized Gains (losses) included in earnings (1)	(73)	4	(2)	(71)
Purchases		211	5	216
Sales				-
Paydowns and maturities			(88)	(88)
Transfers in or out of Level 3				-
Balance at December 31, 2022	$ 207	$ 215	$ 113	$ 535

The following disclosure provides information on the valuation techniques, significant unobservable inputs, and their ranges for each major category of assets measured at fair value on a recurring basis with a Level 3 balance.

	Fair Value at December 31, 2022	Valuation Technique	Siginificant Unobservable Inputs	Weighted Average
Collateralized mortgage obligations	$ 113	Discounted cash flow model	Weighted average life	0.38 years (0.08- 0.61 years)
			Yield	4.9% (4.9% - 5.4%)
			Constant prepayment rate	10.2% (9.0% - 32.0%)
Residual interest certificate	$ 207	Discounted cash flow model	Weighted average life	2.49 years
			Yield	12%
			Prepayment speed assumption	180
Mortgage and other asset backed securities	$ 215	Broker quotes	Weighted average life	3.13 years (0.29- 3.72 years)
			Yield	4.8% (0.8% - 6.1%)
			Constant prepayment rate	8.5% (8.4% - 8.6%)

The significant unobservable inputs used in the fair value measurement of the collateralized mortgage obligations and residual interest certificate are yield, constant prepayment rate or prepayment speed, and weighted average life. Significant increases (decreases) in any of those inputs in isolation would result in significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the constant prepayment rate will generate a directionally opposite change in the weighted average life. For example, as the average life is reduced by a higher constant prepayment rate, a lower yield will be realized, and when there is a reduction in the constant

Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Notes to the Statement of Financial Condition
December 31, 2022

(dollars in thousands)

prepayment rate, the average life of these collateralized mortgage obligations will extend, thus resulting in a higher yield. These particular financial instruments are valued internally utilizing internal valuation techniques. The unobservable inputs incorporated into the internal discounted cash flow models used to derive the fair value of collateralized mortgage obligations and residual interest certificate are reviewed by the Parent Company's Corporate Treasury unit on a quarterly basis. In the case of Level 3 financial instruments which fair value is based on broker quotes, the Parent Company's Corporate Treasury unit reviews the inputs used by the broker-dealers for reasonableness utilizing information available from other published sources and validates that the fair value measurements were developed in accordance with ASC Topic 820. The Parent Company's Corporate Treasury unit also substantiates the inputs used by validating the prices with other broker-dealers, whenever possible. At December 31, 2022, Level 3 securities were valued based on broker-dealer indicative quotes or third party vendor pricing determined using pricing models, discounted cash flows methodologies, or similar techniques, for which the determination of fair value is based on significant unobservable inputs that require significant judgment or estimation.

Financial Instruments Not Measured at Fair Value

Following is a description of the Company's valuation methodologies and inputs used to estimate the fair values for each class of financial assets and liabilities not measured at fair value, but for which the fair value is disclosed. The disclosure requirements exclude all non-financial instruments.

- **Cash: includes cash on hand.** The carrying amount of cash is a reasonable estimate of its fair value. Cash is classified as Level 1.

The following table presents the carrying and estimated fair values for financial instruments with their corresponding level in the fair value hierarchy.

	At December 31, 2022				
	Carrying amount	Fair value	Level 1	Level 2	Level 3
Financial Assets:					
Cash	$ 2,014	$ 2,014	$ 2,014	$ -	$ -

5. Securitization Residual Interest

During the year ended November 30, 2004, the Company transferred approximately $61 million of GNMA mortgage-backed securities to an irrevocable trust in exchange for collateralized mortgage obligation (CMO) certificates. The Company derecognized the mortgage-backed securities transferred given that it relinquished control over such securities. The mortgage-backed securities transferred were accounted for at fair value prior to securitization. The Company subsequently retained a residual interest certificate (interest only). The residual interest is accounted for at fair value and included in the "Residual Interest Certificate" caption in the tables above.

Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Notes to the Statement of Financial Condition
December 31, 2022

(dollars in thousands)

6. Subordinated Borrowings

The Company has a revolving subordinated loan agreement with Popular, Inc. with the credit period ending on November 15, 2027 and maturing on November 15, 2028. Under the agreement, the Company may borrow up to $50,000, with an interest rate negotiated at the time of each advance. All borrowings under this agreement qualify as regulatory capital and the agreement includes all statutory restrictions specified by the Uniform Net Capital Rule, as approved by FINRA. There were no borrowings or interest expense incurred during the year. There are no additional costs for having this loan agreement available. The Company had no borrowings outstanding as of December 31, 2022.

7. Deferred Compensation

The Company maintains a Deferred Compensation Plan (the "Plan") for financial consultants.

Under the Plan, the principal and interest thereon have a vesting period of five years. The deferred compensation expense related to this Plan is recognized over the vesting period. The interest on the principal amount deferred is the result of earnings of the investment of such principal in certain financial instruments as defined by the Plan.

Total Plan liability for employees as of December 31, 2022 amounted to $2,119 included as deferred compensation in the Statement of Financial Condition.

8. Employee Benefit Plan

The Company participates in Popular, Inc.'s contributory savings plan which is available to employees with more than three months of service. Company contributions include a matching contribution and an additional discretionary profit sharing contribution. Employees are fully vested on these contributions after five years of service. The plan's trustee is an affiliated company.

9. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company is subject to concentration risk by holding large positions in certain types of securities of a single issuer, including issuers located in a particular country or geographic area. At December 31, 2022, the Company had $64 in obligations issued or guaranteed by the Puerto Rico Government, its municipalities, and public corporations as part of its trading securities portfolio. Also, the Company's main business is with individual customers and corporations in Puerto Rico.

Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Notes to the Statement of Financial Condition
December 31, 2022

(dollars in thousands)

10. Contingent Liabilities

The Company's ordinary course of business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The volatility in prices and declines in value that Puerto Rico municipal bonds and closed-end investment companies that invest primarily in Puerto Rico municipal bonds have experienced since August 2013 have led to regulatory inquiries, customer complaints and arbitrations for most broker-dealers in Puerto Rico, including the Company.

The Company has received customer complaints and is named as a respondent (among other broker-dealers) in 13 pending arbitration proceedings with aggregate claimed amounts of approximately $13,440. As of December 31, 2022, the Company has recognized a reserve amounting to $3,215 related to potential losses as a result of unfavorable outcomes regarding asserted arbitration proceedings. While the Company believes it has meritorious defenses to the claims asserted in these proceedings, it has often determined that it is in its best interest to settle certain claims rather than expend the money and resources required to see such cases to completion.

The Puerto Rico Government's defaults and non-payment of its various debt obligations, as well as the Commonwealth's and the Financial Oversight Management Board's (the "Oversight Board") decision to pursue restructurings under Title III and Title VI of PROMESA, have impacted the number of customer complaints (and claimed damages) filed against the Company concerning Puerto Rico bonds and closed-end investment companies that invest primarily in Puerto Rico bonds. Adverse results in the arbitration proceedings described above, or a significant increase in customer complaints, could have a material adverse effect on the Company.

On October 28, 2021, a panel in an arbitration proceeding with claimed damages arising from trading losses of approximately $30,000 ordered Popular Securities to pay claimants approximately $6,900 in compensatory damages and expenses. On November 4, 2021, the claimants in such arbitration proceeding filed a complaint captioned Trinidad García v. Popular, Inc. et. al. before the United States District Court for the District of Puerto Rico against Popular, Inc., BPPR and Popular Securities (the "Popular Defendants") alleging, inter alia, that they sustained monetary losses as a result of the Popular Defendants' anticompetitive, unfair, and predatory practices, including tying arrangements prohibited by the Bank Holding Company Act. Plaintiffs claim that the Popular Defendants caused them to enter a tying arrangement scheme whereby BPPR allegedly would extend secured credit lines to the Plaintiffs on the conditions that they transfer their portfolios to Popular Securities to be used as pledged collateral and obtain additional investment services and products solely from Popular Securities, not from any of its competitors. Plaintiffs also invoke federal court's supplemental jurisdiction to allege several state law claims against the Popular Defendants, including contractual fault, fault in causing losses in value of the pledge collateral, breach of contract, request for specific compliance thereof, fault in pre-contractual negotiations, emotional distress, and punitive damages. In January 2022, Plaintiffs filed an Amended Complaint, and the Popular Defendants were served with summons on that same date. Plaintiffs demand no less than $390,000 in damages, plus an award for costs and attorney's fees. The Popular Defendants filed a Motion to Dismiss on March 21, 2022, which Plaintiffs opposed on June 10, 2022. Popular filed its reply in support of the Motion to Dismiss on June 30, 2022, and Plaintiffs sur-replied on July 27, 2022. On February 9, 2023, the Popular Defendants executed a global settlement agreement with Plaintiffs resolving all controversies between the parties, including those arising from the aforementioned case. After the parties filed a stipulation of dismissal, on February 15, 2023, the United States District Court for the District of Puerto Rico issued an order dismissing the case with prejudice and stating that a judgement shall be entered accordingly. This matter is now closed.

Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Notes to the Statement of Financial Condition
December 31, 2022

(dollars in thousands)

PROMESA Title III Proceedings

In 2017, the Oversight Board engaged the law firm of Kobre & Kim to carry out an independent investigation on behalf of the Oversight Board regarding, among other things, the causes of the Puerto Rico financial crisis. Popular, Inc., BPPR and Popular Securities (collectively, the "Popular Companies") were served by, and cooperated with, the Oversight Board in connection with requests for the preservation and voluntary production of certain documents and witnesses with respect to Kobre & Kim's independent investigation. In August 2018, Kobre & Kim issued its Final Report, which contained various references to the Popular Companies, including an allegation that Popular Securities participated as an underwriter in the Commonwealth's 2014 issuance of government obligation bonds notwithstanding having allegedly advised against it. The report noted that such allegation could give rise to an unjust enrichment claim against the Corporation and could also serve as a basis to equitably subordinate claims filed by the Corporation in the Title III proceeding to other third-party claims. After the publication of the Final Report, the Oversight Board created a special claims committee ("SCC") and, before the end of the applicable two-year statute of limitations for the filing of such claims pursuant to the U.S. Bankruptcy Code, the SCC, along with the Commonwealth's Unsecured Creditors' Committee ("UCC"), filed various avoidance, fraudulent transfer and other claims against third parties, including government vendors and financial institutions and other professionals involved in bond issuances then being challenged as invalid by the SCC and the UCC. The Popular Companies, the SCC and the UCC entered into a tolling agreement with respect to potential claims the SCC and the UCC, on behalf of the Commonwealth or other Title III debtors, may assert against the Popular Companies for the avoidance and recovery of payments and/or transfers made to the Popular Companies or as a result of any role of the Popular Companies in the offering of the aforementioned challenged bond issuances. In January 2022, the SCC, the UCC and the Popular Companies executed a settlement agreement as to potential claims related to the avoidance and recovery of payments and/or transfers made to the Popular Companies. Potential claims being pursued by the SCC and the UCC, including claims tolled under existing tolling agreements, were transferred to a newly created Puerto Rico Avoidance Action Trust as part of the approval of the Commonwealth of Puerto Rico's Plan of Adjustment. The tolling agreement as to potential claims that may be asserted against the Popular Companies by the Puerto Rico Avoidance Action Trust as a result of any role of the Popular Companies in the offering of certain challenged bond issuances remains in effect.

On at least a quarterly basis, the Company assesses its liabilities and contingencies in connection with outstanding legal proceedings utilizing the latest information available. For matters where it is probable that the Company will incur a loss and the amount can be reasonably estimated, the Company establishes a reserve for the estimated loss. Once established, the reserve is adjusted on at least a quarterly basis as appropriate to reflect any relevant developments. For matters where a material loss is not probable or the amount of the loss cannot be estimated, no reserve is established.

In certain cases, exposure to loss exists in excess of the reserve to the extent such loss is reasonably possible, but not probable. Management believes and estimates that the aggregate range of reasonably possible losses (with respect to those matters where such limits may be determined, in excess of amounts reserved), for current legal proceedings ranges from $0 to approximately $2,079 ($1,029 for arbitration proceedings and $1,050 for the PROMESA proceedings) as of December 31, 2022. For certain other cases and unasserted claims, management cannot reasonably estimate the possible loss at this time. Any estimate involves judgment, given the varying stages of the claims and proceedings, the existence of multiple defendants in several of the current proceedings whose share of the liability has not been determined, the numerous unresolved issues in many proceedings, and the inherent uncertainty of the various potential outcomes of such proceedings. Accordingly, management's estimate will change from time-to-time, and actual losses may be more or less than the current estimate.

Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Notes to the Statement of Financial Condition
December 31, 2022

(dollars in thousands)

While the final outcome of legal proceedings is inherently uncertain, based on information currently available and advice of legal counsel, management believes that the amount it has already accrued is adequate and any incremental liability arising from the Company's legal proceedings will not have an adverse material effect on the Company's financial position as a whole. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters, if unfavorable, may be material to the Company's financial position in a particular period.

11. Clearance Agreements

The Company has a clearing and custody agreement with NFS, whereby NFS will execute, clear and custody securities on behalf of the Company and its clients. NFS is a member of various stock exchanges and subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission. Under the terms of the agreement, NFS clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis.

12. Guarantees

Under the terms of the clearance agreement with NFS, the clearing broker has the right to charge us for losses that result from a counterparty's, introduced by the Company, failure to fulfill its contractual obligations which default could have material effect on our business, financial condition, and operating results. The maximum potential amount of future payments that the Company could be required to make under this guarantee cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under this arrangement and has not recorded any contingent liability in the financial statements for these indemnifications. During 2022, the Company did not pay any amounts related to this guarantee.

13. Leases

The Company enters in the ordinary course of business into operating leases with affiliates for office space. These contracts generally do not include purchase options or residual value guarantees. The Corporation identifies leases when it has both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset.

The Company recognizes right-of-use assets ("ROU assets") and lease liabilities related to operating leases in its Statement of Financial Condition under the caption of Other assets and Other liabilities, respectively. As of December 31, 2022, operating lease ROU assets were $33 and operating lease liabilities were $34. Leases with initial term of 12 months or less are excluded from the operating leases assets.

The Company recognizes lease expenses for these leases on a straight-line basis over the lease term. The Company uses the incremental borrowing rate for purposes of discounting lease payments for its operating lease, since it does not have enough information to determine the rate implicit in the lease. The discount rate is based on fixed-rate and fully amortizing collateralized borrowing facilities. A credit spread is added to this rate based on financing transactions with a similar credit risk profile. Real estate leases may include one or more options to renew, with renewal terms that can extend the lease term in annual increments at the Company's sole discretion. The Company includes a renewal option period in the lease term if it is reasonably certain that it will exercise such option.

Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Notes to the Statement of Financial Condition
December 31, 2022

(dollars in thousands)

The following table presents the undiscounted cash flows of operating leases for each of the following periods:

	2023	Total lease payments	Less: Imputed interest	Total
Operating Leases	35	$ 35	(0)	$ 35

The following table presents supplemental cash flow information and other related information related to operating leases.

Cash paid for amounts included in the measurement of lease liabilities	$ 58
ROU assets obtained in exchange for new lease obligations	$ 190
Weighted-average remaining lease term	.58
Weighted-average discount rate	3.96%

14. **Related Party Transactions**

In the normal course of business, the Company enters into transactions with affiliated companies.

At December 31, 2022, the Company owned securities issued by affiliates and affiliated funds (Popular funds and Puerto Rico Residents Tax Free funds) with a fair value of approximately $2,374.

During 2022, the Company maintained a management agreement (as co-manager with a third party) where it provided investment advisory services, and other administrative services to Popular Mezzanine Fund LLC.

During 2022, the Company maintained a networking agreement with Popular Risk Services to facilitate the sale of insurance products.

During 2022, the Company maintained a services agreement with Banco Popular de Puerto Rico to provide various administrative and financial services. The agreement is renewed on an annual basis.

During 2022, the Company maintained a services agreement with its Parent Company to provide various administrative and managerial services. The agreement is renewed on an annual basis. Service costs are distributed based on a combination of various metrics established to measure the Parent Company's efforts and resources allocated to support each subsidiary. These include financial metrics, such as assets and operating expenses, as well as number of employees per subsidiary. The agreement requires payment on a monthly basis for services provided.

The Company has a number of noncancelable leases with Banco Popular de Puerto Rico, for office space. As of December 31, 2022, the Company also had $823 in cash deposits in Banco Popular de Puerto Rico.

Popular Securities LLC
(a wholly-owned subsidiary of Popular, Inc.)
Notes to the Statement of Financial Condition
December 31, 2022

(dollars in thousands)

15. Stock Option Plan

The Company participates in Popular, Inc.'s Omnibus Incentive Plan (the "Incentive Plan"), which permits the issuance of several types of stock based compensation for employees and directors of the Corporation and/or any of its subsidiaries. Participants in the Incentive Plan are designated by the Compensation Committee of the Board of Directors of Popular, Inc. (or its delegate as determined by the Board). Under the Incentive Plan, the Corporation has issued restricted stock and performance shares for its employees. The Company is allocated restricted stock compensation expense based upon an analysis of the awards granted to its employees. This Incentive Plan provides for the issuance of Popular, Inc.'s common stock at a price equal to its fair market value at the grant date, subject to certain plan provisions.

Popular, Inc. uses the fair value method of recording stock options as described in FASB ASC 718, "Stock Compensation". All future stock-based compensation awards will be expensed over the vesting period based on the fair value at the date the awards are granted.

16. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934 and has elected to compute its net capital in accordance with the alternative method of the Rule. Under the alternative method, the Company is required to maintain at all times a net capital equal to $250 in accordance with the Rule. At December 31, 2022, the Company's net capital of $14,425 was $14,175 in excess of required net capital of $250. The Company's ratio of debt to equity was 0%, which is below the maximum requirement specified by the Rule.

17. Subsequent Events

Management has evaluated the effects of subsequent events that have occurred subsequent to December 31, 2022 up to March 24, 2023, the date the financial statements were available to be issued. On March 17, 2023, the Company received insurance proceeds of $5,563 related to reimbursement of covered litigation expense